UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

BBVA has been subject to the 2025 EU-wide Stress Test conducted by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB) and the European Systemic Risk Board (ESRB).

The 2025 EU-wide Stress Test does not contain a pass/fail threshold, instead it is designed to be used as an important source of information for the Supervisory Review and Evaluation Process (SREP) in 2025. The results allow competent authorities to assess BBVA’s ability to meet the regulatory capital requirements under stressed scenarios based on common methodological assumptions.

The adverse stress test scenario was set by the ECB and the ESRB covering a three-year time horizon (2025-2027) and the stress test scenario has been carried out applying a static balance sheet assumption as of December 31st, 2024. Therefore the stress test scenario does not take into account business strategies and management actions implemented after the cut-off date.

BBVA’s results are summarized below:

•

Under the baseline scenario, BBVA’s CET1 fully loaded ratio would increase by 3.55 percentage points from December 31st 2024 (restated under CRR3), reaching a maximum level of 16.43% as of December 31st 2027.

•

Under the adverse scenario, BBVA’s CET1 fully loaded ratio would be reduced the first year by 2.18 percentage points from December 31st 2024 (restated under CRR3), reaching a minimum level of 10.70% as of December 31st 2025. BBVA’s fully loaded CET1 ratio recovers over the last two years of the adverse scenario, reaching a level of 11.02% as of 31 December 2027.

Further information is available on the EBA website (www.eba.europa.eu)

Madrid, August 1st 2025

Note: The stress test exercise information is provided in the accompanying disclosure tables based on the common format provided by the EBA. The EU-stress test exercise and its results are not a forecast of BBVA profits.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: August 4, 2025

By: /s/ Eduardo Ávila Zaragoza

Name: Eduardo Ávila Zaragoza

Title: Head of supervisory relations